11022649

SEC RECEIVED AUG 02 2011 D.C. SECTION

n.a. 8/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 35960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grubb & Ellis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1551 N. Tustin Avenue, Suite 300
(No. and Street)

Santa Ana (City) CA (State) 92705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Arnitz (714) 667-8252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

18111 Von Karman Avenue, Suite 1000 Irvine CA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Arnitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grubb & Ellis Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

TRINA PALTER
Commission # 1807143
Notary Public - California
Orange County
My Comm. Expires Jul 21, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Agreed-Upon Procedures Report

Grubb & Ellis Securities, Inc.
Year Ended December 31, 2010

Ernst & Young LLP

Ernst & Young

Grubb & Ellis Securities, Inc.

Agreed-Upon Procedures Report

Year Ended December 31, 2010

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418
Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Shareholder and Management of Grubb & Ellis Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the management of Grubb & Ellis Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, reviewing check copies and bank statements to determine that the assessment payments were paid.

   From our procedures performed as stated above, no exceptions were noted.

2. Compared the amounts derived from the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   From our procedures performed as stated above, no exceptions were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by management of the Company.

   From our procedures performed as stated above, no exceptions were noted.

ERNST & YOUNG

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   From our procedures performed as stated above, no exceptions were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2011

Supplemental Schedule

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035960 FINRA DEC
GRUBB & ELLIS SECURITIES INC 21*21
1551 N TUSTIN AVE STE 300
SANTA ANA CA 92705-8638

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
COLIN LAM 714-975-2322

2.	A. General Assessment (item 2e from page 2)	$ 6,859
	B. Less payment made with SIPC-6 filed (exclude interest)	(3,330)
	________ Date Paid	
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	3,529
	E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$ 3,529
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) — $ 3,529	
	H. Overpayment carried forward — $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GRUBB & ELLIS SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28th day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,761,169
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,761,169
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income	17,558
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	0
Total deductions	17,558
2d. SIPC Net Operating Revenues	$ 2,743,611
2e. General Assessment @ .0025	$ 6,859

(to page 1, line 2.A.)

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 141,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com

1101-1219854_OC

GRUBB & ELLIS.
From Insight to Results

Grubb & Ellis Securities, Inc.
1551 N. Tustin Avenue, Suite 300
Santa Ana, CA 92705

714.667.8252 main
877.888.7348 toll-free
equityadvisors.grubb-ellis.com
www.gbe-reits.com
www.gbemutualfunds.com
Member FINRA/SIPC

July 29, 2011

Colleen Diles
Surveillance Director
FINRA
300 South Grand Ave, Suite 1600
Los Angeles, CA 90071

Re: Grubb & Ellis Securities, Inc., SIPC Supplemental Reports

Dear Ms. Diles:

We appreciate your correspondence dated July 21, 2011. Please find enclosed copies of SIPC Supplemental Report and a new Form X-17A-5 Part III Facing Page.

The SIPC report was completed timely and inadvertently not provided with our previous submission. We apologize for this inconvenience and assure you that we have implemented systems for this not to reoccur.

Should you need further information, please do not hesitate to contact the undersigned at 714-975-2430.

Sincerely,

Alba Good
Alba Good
Compliance Specialist

Cc:

Cindy Wong
SEC, Pacific Regional Office
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036

SEC, Headquarters
Registration Branch
100 F Street
Washington, DC 20549

Richard Arnitz
President and CEO
Grubb & Ellis Securities, Inc.
Grubb & Ellis Capital Corporation

Charles Huang
COO & CCO
Grubb & Ellis Securities, Inc.
Grubb & Ellis Capital Corporation

FINRA

Financial Industry Regulatory Authority

RECEIVED
AUG 0 2 2011
SEC MAIL PROCESSING SECTION
WASH, D.C.
211

July 21, 2011

Richard Arnitz
President
Grubb & Ellis Securities, Inc.
1551 N. Tustin Ave., Suite 300
Santa Ana, CA 92705

RE: Grubb & Ellis Securities, Inc.
January 1, 2010 through December 31, 2010

Dear Mr. Arnitz:

This acknowledges receipt of your December 31, 2010 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that the firm did not submit a SIPC Supplemental Report.

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **August 4, 2011**. Questions may be addressed to Brenda Imes, Senior Regulatory Coordinator, at (213) 613-2606.

Sincerely,

Colleen Diles
Surveillance Director

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Securities and Exchange Commission
Ernst & Young LLP

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org